Exhibit 4.4
AMENDMENT
TO THE
GOLF GALAXY, INC. 1996 STOCK OPTION AND INCENTIVE PLAN
     Pursuant to the authority granted to the undersigned by the Board of Directors of Dick’s Sporting Goods, Inc., the Golf Galaxy, Inc. 1996 Stock Option and Incentive Plan, as amended and restated (“1996 Plan”), is hereby amended by adding the following provision to the end thereof:
     “19. SECTION 409A. Notwithstanding anything to the contrary contained herein and with respect to stock options that were earned and vested under the Plan prior to January 1, 2005 (as determined under Section 409A, “Grandfathered Options”), such Grandfathered Options are intended to be exempt from Section 409A and shall be administered and interpreted in a manner intended to ensure that any such Grandfathered Options remain exempt from Section 409A. No amendments or other modifications shall be made to such Grandfathered Options except as specifically set forth in a separate writing thereto, and no amendment or modification to the Plan shall be interpreted or construed in a manner that would cause a material modification (within the meaning of Section 409A, including Treas. Reg. § 1.409A-6(a)(4)) to any such Grandfathered Options. For purposes of the Plan, “Section 409A” shall mean Section 409A of the Internal Revenue Code of 1986, as amended, the regulations and other binding guidance promulgated thereunder.
     Notwithstanding the foregoing or any provision of the Plan or stock option to the contrary: (i) the Board of Directors may at any time (without the consent of any optionee) modify or amend the provisions of this Plan or a stock option to the extent necessary to conform the provisions of the Plan or a stock option with Section 409A or an exception thereto, regardless of whether such modification or amendment of the Plan or stock option shall adversely affect the rights of an optionee; (ii) if any stock option awarded under the Plan is subject to the provisions of Section 409A, the provisions of the Plan and any applicable stock option will be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted, or construed).   In no event shall any member of the Board of Directors or the Company (or its employees, officers, directors or affiliates) have any liability to any Plan participant (or any other person) due to the failure of the Plan or a stock option to satisfy the requirements of Section 409A.
     This amendment has been duly executed by the undersigned and is effective this 27th day of March 2008.

Dick’s Sporting Goods, Inc.
By:	Kathryn L. Sutter